UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-35022

Mission NewEnergy Limited

(Translation of registrant’s name into English)

Unit B2, 431 Roberts Rd

Subiaco, Western Australia 6008

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     √                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No     √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mission NewEnergy Limited

By:	/s/ Guy Burnett
Name:	Guy Burnett
Title:	Chief Financial Officer and Company Secretary

Date:	October 3, 2012

EXHIBIT INDEX

Exhibit Number	Description

99.1	Media release dated October 3, 2012 from Australian Government Takeovers Panel announcing that Panel has declined to conduct proceedings

99.2	Press release dated October 3, 2012 related to proceedings before Australian Government Takeovers Panel

99.3	Media release dated October 3, 2012 from Australian Government Takeovers Panel announcing that Panel will review application of McDermott Industries Limited